                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM 8-K

                                 CURRENT REPORT

                       PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


         Date of Report (Date of Earliest Event Reported): May 14, 2002

                               EDISON SCHOOLS INC.
             ------------------------------------------------------

               (Exact Name of Registrant as Specified in Charter)

                                    DELAWARE
             ------------------------------------------------------

                 (State or Other Jurisdiction of Incorporation)

          000-27817                                     13-3915075
---------------------------------           ----------------------------------
     (Commission File Number)             (I.R.S. Employer Identification No.)


521 FIFTH AVENUE, 11TH FLOOR
NEW YORK, NEW YORK                                         10175
-------------------------------------       ----------------------------------
(Address of Principal Executive Offices)                (Zip Code)

                                 (212) 419-1600
                        --------------------------------

              (Registrant's Telephone Number, Including Area Code)
                                 ---------------

                                 NOT APPLICABLE

                                 ---------------
          (Former Name or Former Address, if Changed Since Last Report)

ITEM 5. OTHER EVENTS

          On May 14, 2002, Edison Schools Inc. issued the press releases attached hereto as Exhibits 99.1 and 99.2.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

          (c)     Exhibits

                  Exhibit No.       Description

                  99.1              Press release dated May 14, 2002

                  99.2              Press release dated May 14, 2002

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            EDISON SCHOOLS INC.


Date:    May 14, 2002                  By:    /s/ Laura K. Eshbaugh
                                           -----------------------------
                                                  Laura K. Eshbaugh
                                                  Executive Vice President
                                                  and Secretary

                                  EXHIBIT INDEX

Exhibit No.                Description

99.1                       Press release dated May 14, 2002

99.2                       Press release dated May 14, 2002

                                                                    EXHIBIT 99.1

                          [EDISON SCHOOLS LETTERHEAD]


Contact:          Adam Tucker -  Vice President, Communications
                  212 419 1602



                         EDISON SCHOOLS REPORTS 31% RISE
                    IN 3RD QUARTER REVENUES TO $121.9 MILLION
              WHILE GROSS SITE CONTRIBUTION CLIMBS TO $21.7 MILLION

          31 CENTS LOSS PER SHARE INCLUDES ONE-TIME CHARGE OF 12 CENTS

NEW YORK, May 14 -- Edison Schools Inc., the nation's leading private manager of public schools, reported net revenues for the quarter ending March 31, 2002 of $121.9 million compared to $ 92.8 million(1) a year ago, an increase of 31%. Gross site contribution for the quarter increased to $21.7 million from $18.1 million(2) for the same period last year. The company posted EBITDA, net of non-cash charges, of $103,000, compared to $3.1 million(2) in the same period last year. The company's net loss for the period was $16.9 million, compared to $6.0 million(2) for the same period last year.

The results for the quarter include a non-cash charge for the reduction in the carrying value of Edison's investment in Apex Learning Inc. by $6.8 million due to an other than temporary impairment. The company's net loss would have been $10.1 million and 19 cents per share if this charge were excluded.

Edison also reported its year-to-date progress on other critical indicators. Gross site contribution as a percent of net revenues was 15.5% for the first three quarters compared to 15.4% for the prior year period. Net site contribution margin, an important new measure introduced last quarter, increased to 7.4% for the first three quarters of this year from 4.8% for the same period last year. The percent of revenue that Edison spends on headquarters and start-up functions (net of non-cash charges) increased to 18.0% year-to-date from 17.7% for the same period last year. This quarter's headquarters costs were unusually and unfavorably impacted for three reasons: development and legal costs in Philadelphia, accounting and legal costs regarding the informal SEC inquiry, and launch costs associated with the company's new Affiliates Division.

The company also announced its revised guidance for the current and upcoming year to reflect changes in business prospects as well as the adoption of recent accounting literature. For the current year, the Company's revised guidance is for gross student funding of between $520 million and $525 million and for net revenues of between $475 million and $480 million;

EBITDA from $0 to negative $5 million; and a loss per share of 90 cents to 92 cents. Net of a one-time charge related to Apex, Edison's full year earnings per share is expected to be in line with current analysts' expectations.

For the upcoming year, the company provided guidance assuming that it wins no further contracts than those previously announced or already signed. Calculated in this manner, the company's guidance is for "total student funding" of approximately $665 million, an increase of 27%. It anticipates net revenues of approximately $618 million; EBITDA of approximately $20 million; and a net loss of approximately $32 million. This guidance assumes the successful completion of the 20-school arrangement in Philadelphia, as well as the contract regarding Edison's role as lead advisor to the district.

The company announced that its total cash and undrawn credit lines as of March 31 were $60 million, of which $45 million was in cash and $15 million in undrawn credit lines. In addition, Edison said it was in serious discussions with an investor regarding $30 to $50 million of additional capital. The company said it was hopeful of putting new financing in place within several weeks, the closing of which is likely to be subject to closing conditions. Edison also noted that there can be no assurances that this financing will ultimately be consummated.

Edison Schools manages 133 public schools with a total enrollment of approximately 74,000 students. Through contracts with local school districts and public charter school boards, Edison generally assumes educational and operational responsibility for individual schools in return for funding that is comparable to that spent on other public schools in the area. Over the course of three years of intensive research, Edison's team of leading educators and scholars developed an innovative, research-based curriculum and school design. Edison opened its first four schools in August 1995, and has grown rapidly in every subsequent year. For more information, please visit http://www.edisonschools.com.

Any statements in this press release and any other press release issued by Edison on or about the date hereof about future expectations, plans and prospects for Edison, including statements containing the words "believes," "anticipates," "plans," "expects," "will," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the risk factors discussed in our most recent quarterly report filed with the SEC, and other factors such as, among other things, the possibility that: (1) Edison, its independent auditors and/or the SEC may identify additional items that materially and adversely affect Edison's financial results; (2) the financing discussed here by Edison may not be consummated; and (3) the events relating to the informal SEC inquiry or its settlement may result in defaults under Edison's material agreements or give rise to costly and protracted litigation against Edison. The forward- looking statements included in this press release represent Edison's estimates as of May 14, 2002. Edison anticipates that subsequent events and developments will cause its estimates to change. While Edison may elect to update these forward-looking statements at some point in the future, Edison specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Edison's estimates or views as of any date subsequent to May 14, 2002.

    (1) 2001 revenues reflect the reclassification of approximately
        $6.8 million

    (2) Prior year 3rd Quarter amounts have been restated to reduce the loss from operations by $0.6 million for losses, primarily related to two school contracts, that should have been recorded in the first quarter of 2001

      Edison Schools Inc.
      For the Three and Nine Months Ending March 31, 2002
      (Dollars in 000's, except loss per share data)

                                         Three Months Ended  Nine Months Ended
                                          March,    March,    March,    March,
                                           2002      2001      2002      2001


      Gross student funding             $131,165  $99,604  $361,774  $266,690

      Net revenue                       $121,904  $92,815  $327,286  $248,652

      Education and operating expenses:
        Direct site expenses
          Company paid                    50,161   41,359   142,043   115,444
          Client paid                     49,994   33,373   134,395    94,957
        Curriculum, administration and
         development                      21,485   14,763    53,960    38,467
        Preopening expenses                  402      639     5,608     6,987
        Depreciation and amortization      9,776    9,297    27,388    24,289
          Total education and operating
           expenses                      131,818   99,431   363,394   280,144

          Loss from operations            (9,914)  (6,616)  (36,108)  (31,492)

      Other income (expense)
        Interest income                    2,527    2,153     7,390     7,259
        Interest expense                  (1,446)  (1,358)   (4,414)   (3,792)
        Other                             (7,512)      16    (9,301)     (392)
          Total other                     (6,431)     811    (6,325)    3,075

          Loss before provision for
           state taxes                   (16,345)  (5,805)  (42,433)  (28,417)

        Provision for state taxes           (514)    (177)     (835)     (864)


      Net loss                          $(16,859) $(5,982) $(43,268) $(29,281)



       Per share data

        Basic and diluted net loss per
         share                            $(0.31)  $(0.13)   $(0.81)   $(0.63)

        Weighted average shares of
         common stock                     53,771   47,794    53,477    46,831
          outstanding used in computing
           basic and
          diluted net loss per share

      Operating information
          Enrollment - students           74,000   57,000    74,000    57,000
          Gross site contribution         21,749   18,083    50,848    38,251
          Gross site contribution
           margin                          17.8%    19.5%     15.5%     15.4%
          Net site contribution           12,463    8,886    24,204    11,984
          Net site contribution margin     10.2%     9.6%      7.4%      4.8%
          Curriculum, administration,
           development                     18.0%    16.6%     18.2%     18.3%
              and preopening as % of
               revenue
          Curriculum, administration,
           development                     17.8%    16.2%     18.0%     17.7%
              and preopening, net of
               non-cash charges
              as a % of revenue
          Stock-based non cash charges       241      392       755     1,451
          EBITDA, net of stock-based
           non cash charges                  103    3,073    (7,965)   (5,752)
          EBITDA, net of stock-based
           non cash charges,
               per student                     1       54      (108)     (101)

                                                                    EXHIBIT 99.2

                          [EDISON SCHOOLS LETTERHEAD]

Contact: Adam Tucker, Vice President, Communications  212-419-1602


                          EDISON SCHOOLS CONCLUDES AND
                          RESOLVES INFORMAL SEC INQUIRY

                  -------------------------------------------
NEW YORK, NY MAY 14, 2002 - Edison Schools Inc. (NASDAQ: EDSN) announced today that it has concluded and resolved a confidential informal inquiry of its accounting practices and policies undertaken by the staff of the Securities and Exchange Commission ("SEC"). An SEC order agreed to by the Company in connection with the resolution of the informal inquiry will not result in the restatement of any revenue or operating results ("loss from operations and net loss") previously reported in the Company's audited financial statements. Nor does the order impose any monetary penalties or fines on Edison. In addition, in connection with issuance of the order (which explicitly acknowledges that the Company "has cooperated fully with the SEC staff"), the Company has agreed to do the following:

          - Reclassify, in previously reported and future financial statements, certain revenues and expenses relating primarily to teachers' salaries for a limited number of schools and non-instructional services in accordance with recent guidance of the Emerging Issues Task Force ("EITF");

          - Enhance 1) disclosure of its revenue recognition practices, including gross student funding and amounts paid by clients, and
               2) its internal accounting system by creating an Internal Audit Department.

         In addition, as a result of an extensive review, the Company has decided to restate its audited balance sheet for 1998 and subsequent periods in connection with a warrant sold to a philanthropic organization and a severance agreement with a senior Edison officer.

         Finally, while no previously audited annual operating results require restatement, the unaudited results for the first and third quarters of fiscal 2001 are being restated primarily to reflect the recognition of losses relating to two client contracts that should have been reported in the first quarter

RECLASSIFICATIONS

         The principal issue of the SEC's order involves whether the Company should include, as part of its revenue, certain expenses in connection with the operation of Edison schools. The context is that Edison generally contracts with local school districts and charter boards to assume educational and operational responsibility for individual schools in return for funding that is comparable to that spent on other schools in the district. Edison's school management contracts generally provide that Edison is responsible for the costs of running the schools for which it is responsible. Edison often arranges for its clients to directly pay certain of the expenses of operating the schools, such as teachers' salaries and expenses for facilities maintenance, utilities, and transportation. In turn, those expenses ("school district-paid expenses") are deducted from the amounts owed to Edison. Historically, Edison reported school district-paid expenses as components of both revenue and expense on its statement of operations.

         The SEC order, which followed the Company's detailed review of 62 client contracts, provides that certain revenues should be reported on a net basis and should exclude certain school district-paid expenses: (A) salaries of teachers in six districts where the districts retain a level of control over teachers' salaries and/or other terms of employment to the extent that Edison cannot be considered the primary obligor for those teachers; and (B) payments for non-instructional services in numerous districts under agreements which provide that Edison "buys back" from districts services provided by the districts, such as facilities maintenance, utilities, and transportation. EITF 01-14, "Income Statement Characterization of Reimbursements Received for `Out-of-Pocket' Expenses Incurred" ("EITF 01-14"), effective for periods beginning after December 15, 2001, clarifies EITF 99-19, "Reporting Revenue Gross as a

Principal versus Net as an Agent," which provides guidance on whether revenues should be presented gross or net of certain costs. Edison interprets the EITF 01-14 to require it to present as revenue and expense only those school district-paid expenses that Edison is primarily obligated to pay. In addition, Edison has concluded that revenues and expenses from one district were improperly recorded in fiscal year 2002 because Edison has performed the work and received payment pursuant to an agreed-upon contract that has not been executed.

         The reclassifications required hereby have no effect on Edison's operating results as originally reported in its financial statements because the change from "gross" to "net" treatment for these items involves a corresponding reduction in expense on the statement of operations. Such reclassifications will be made prospectively commencing with the quarter ending March 31, 2002 pursuant to EITF 01-14 (which was adopted by Edison effective January 1, 2002). Such EITF requires the retroactive reclassification of prior periods upon adoption. The aggregate effect of the reclassifications is as follows:

                                 audited periods                        unaudited periods
                                                                         1st        2nd
                                                                       quarter    quarter
                        1998       1999        2000        2001         2002       2002
Reported revenues      69,407     132,762     224,578     375,818      97,267     133,342

Revenues after
reclassifications      65,630     125,085     208,972     350,508      89,745     115,637




Disclosure

         The SEC order also requires Edison to enhance disclosure of its revenue recognition policies. Accordingly, Edison will adopt a statement of operations presentation that includes a line item for "Gross Student Funding," as well as full disclosure of all expenses paid by Edison and all expenses paid by the local districts.

         Edison contracts with districts and charter boards to operate public schools and under such contracts Edison is entitled to funding from local, state and federal sources, including Title I and special educational funding, which represents Gross Student Funding. In those instances where the client pays for certain site costs, Edison will now report such amounts separately, in addition to disclosure of amounts paid directly by Edison.



ENHANCEMENT OF INTERNAL AUDIT CONTROLS

         As part of the SEC order, Edison agreed to enhance its internal auditing system by establishing an Internal Audit Department and retaining a Director of Internal Audit, who will periodically report to the Audit Committee of Edison's board of directors.

RESTATEMENTS
Restatement of Audited Annual Financial Statements

         In connection with the SEC inquiry, the Company undertook a comprehensive review of its accounting and determined the need to restate certain aspects of its balance sheet to properly reflect certain liabilities originally treated as equity, and which do not result in a restatement of operating results'. The Company reported its determinations to the SEC, which included the determinations in the SEC order.

         First, a warrant for common stock purchased in 1998 by the D2F2 Foundation, a philanthropic organization, was originally accounted for as equity. Edison has concluded that the proceeds should have been recorded as a liability. Edison's restated financial statements will reflect a liability of approximately $2.5 million on its opening balance sheet for fiscal 1999, the earliest period presented in the most recent audited 3-year reporting period, declining over time to approximately $600,000 at March 31, 2002.

         Second, Edison will restate similarly its opening balance sheet for fiscal 1999 to record a liability for the severance agreement of Benno C. Schmidt, Jr., Chairman of the Board of Directors, of approximately $2.5 million. Subsequent to March 31, 2002, Schmidt waived the right to receive the severance amount unless his employment is terminated without cause or he terminates his employment for good cause. Accordingly, Edison will reduce liabilities and increase additional paid in capital in the quarter ended June 30, 2002.

Restatement of Unaudited Interim Financial Statements

         In addition, Edison has determined that it was appropriate to have recorded certain losses on contracts in the first quarter of fiscal 2001 instead of the third quarter. Accordingly, Edison will restate such quarters and record reclassifications to all quarters.

SUMMARY


         "We have undertaken a thorough review of our accounting practices and revenue recognition policy on gross versus net treatment to ensure that Edison complies with generally accepted accounting principles. In addition, we now plan to further enhance the way we report our financial results by providing investors with more detail and by implementing better internal accounting systems to support our rapid growth," said Chris Whittle, President and Chief Executive Officer of Edison Schools. "We are committed to making our financial statements fully transparent to our investors and other interested parties," added Mr. Whittle. "Our view is that the measures we have agreed to take will only make Edison Schools a better company in the long run."


         "As the SEC noted in its order, Edison cooperated fully with the SEC inquiry by opening its books, continually making its senior officers available, and devoting extensive time and resources to assisting the review of its accounting policies and practices by its independent auditor," added Whittle.


ABOUT EDISON

         Edison Schools manages 133 public schools with a total enrollment of approximately 74,000 students. Through contracts with local school districts and public charter school boards, Edison generally assumes educational and operational responsibility for individual schools in return for funding that is comparable to that spent on other public schools in the area. Over the course of three years of intensive research, Edison's team of leading educators and scholars developed an innovative, research-based curriculum and school design. Edison opened its first four schools in August 1995, and has grown rapidly in every subsequent year. For more information, please visit www.edisonschools.com.



         Any statements in this press release and any other press release issued by Edison on or about the date hereof about future expectations, plans and prospects for Edison, including statements containing the words "believes," "anticipates," "plans," "expects," "will," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the risk factors discussed in our most recent quarterly report filed with the SEC, and other factors such as, among other things, the possibility that: (1) Edison, its independent auditors and/or the SEC may identify additional items that materially and adversely affect Edison's financial results; (2) the financing discussed separately by Edison today may not be consummated; and (3) the events relating to the informal SEC inquiry or its settlement may result in defaults under Edison's material agreements or give rise to costly and protracted litigation against Edison. The forward-looking statements included in this press release represent Edison's estimates as of May 14, 2002. Edison anticipates that subsequent events and developments will cause its estimates to change. While Edison may elect to update these forward-looking statements at some point in the future, Edison specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Edison's estimates or views as of any date subsequent to May 14, 2002.


                                      * * *